Monaker Group, Inc 8-K

Exhibit 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov	Filed in the Office of Secretary of State State Of Nevada	Business Number E0891542005-0
Filing Number 20201041870
Filed On 11/13/2020 2:25:00 PM
Number of Pages 17

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation

☐ Certificate of Amendment to Designation - Before Issuance of Class or Series

☐ Certificate of Amendment to Designation - After Issuance of Class or Series

☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity:
MONAKER GROUP, INC.

	Entity or Nevada Business Identification Number (NVID):	E0891542005-0

2, Effective date and	For Certificate of Designation or Amendment	Date:	Time:
time:	to Designation Only (Optional):		(must not be later than 90 days after the certificate is filed)

3. Class or series of	The class or series of stock being designated within this filing:
stock: (Certificate of	Series B Convertible Preferred Stock
Designation only)

4. Information for	The original class or series of stock being amended within this filing:
amendment of class
or series of stock:

5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.

☐ Certificate of Amendment to Designation- After Issuance of Class or Series

The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to

By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*

Designation only)	CERTIFICATE OF DESIGNATION OF MONAKER GROUP, INC. [Continued on attached pages]

7. Withdrawal:	Designation being Withdrawn:	Date of Designation:

No shares of the class or series of stock being withdrawn are outstanding.

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	X	Date:	November 13, 2020
Signature of Officer

* Attach additional page(s) if necessary	Page 1 of 1
This form must be accompanied by appropriate fees.	Revised: 1/1/2019

CERTIFICATE OF DESIGNATION

OF

MONAKER GROUP, INC.

ESTABLISHING THE DESIGNATION, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES B CONVERTIBLE PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”), Monaker Group, Inc., a company organized and existing under the State of Nevada (the “Corporation”),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, as amended, and pursuant to Section 78.1955 of the NRS, the Board of Directors, by unanimous written consent of all members of the Board of Directors on November 12, 2020, duly adopted a resolution providing for the issuance of a series of Ten Million (10,000,000) shares of Series B Convertible Preferred Stock, which resolution is and reads as follows:

RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors by the provisions of the Articles of Incorporation of the Corporation, as amended and Section 78.1955 of the NRS, a series of the preferred stock, par value $0.00001 per share, of the Corporation be, and it hereby is, established; and

FURTHER RESOLVED, that the series of preferred stock of the Corporation be, and it hereby is, given the distinctive designation of “Series B Preferred Stock”; and

FURTHER RESOLVED, that the Series B Preferred Stock shall consist of Ten Million (10,000,000) shares; and

FURTHER RESOLVED, that the Series B Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth in this Certificate of Designation (the “Designation” or the “Certificate of Designation”):

1.            Definitions. In addition to other terms defined throughout this Designation, the following terms have the following meanings when used herein:

1.1       “Applicable Law” means any applicable statute, law, regulation, ordinance, rule, judgment, rule of law, decree, permit, requirement, or other governmental restriction or any similar form of decision of, or any provision or condition issued under any of the foregoing by, or any determination by any governmental authority having or asserting jurisdiction over the matter or matters in question, whether now or hereafter in effect and in each case as amended (including, without limitation, all of the terms and provisions of the common law of such governmental authority), as interpreted and enforced at the time in question, including, but not limited to the NRS.

1.2       “Approval Date” means the later of (a) the fifth (5th) Business Day after the date that all of the requirements of Shareholder Approval are met; (b) the Business Day that the Corporation has affected a reverse stock split of its outstanding Common Stock subsequent to the Shareholder Approval, to the extent such reverse stock split is deemed necessary by a Majority In Interest in writing prior to the date of Shareholder Approval; (c) the date that NASDAQ has approved the continued listing of the Corporation’s Common Stock on NASDAQ following the HotPlay Combination; and (d) the HotPlay Closing.

1.3       “Axion Creditors” mean those certain debt holders of Axion who are party to the Share Exchange Agreement and who have agreed to exchange certain debt owed to such debt holders by Axion for (a) shares of Series B Preferred Stock; and (b) the Warrants, pursuant to the Share Exchange Agreement.

1.4       “Axion Stockholders” mean those certain stockholders of Axion who are party to the Share Exchange Agreement and who have agreed to exchange Common Shares of Axion for shares of Series B Preferred Stock pursuant to the Share Exchange Agreement.

1.5       “Axion” means Axion Ventures, Inc., a British Columbia corporation whose common shares are traded on the TSX Venture exchange under the trading symbol “AXV”.

1.6       “Business Day” means any day except Saturday, Sunday or any day on which banks are authorized by law to be closed in the City of Weston, Florida.

1.7       “Cern One” means Cern One Limited, which is an Axion Stockholder and Axion Creditor.

1.8       “Closing Date” means the ‘Closing Date’ as defined in the Share Exchange Agreement.

1.9       “Closing of the Share Exchange Agreement” means the ‘Closing’ as defined in the Share Exchange Agreement.

1.10       “Common Stock” means the common stock, $0.00001 par value per share of the Corporation.

1.11       “Conversion Percentage” means 14.68%.

1.12       “Conversion Rate” shall equal (i) (a) the Conversion Percentage; multiplied by, (b) the Post-Closing Capitalization of Monaker, rounded up to the nearest thousandths place (X.XXX), minus the Creditor Shares and Creditor Warrants Shares, divided by (ii) the total number of Outstanding Series B Preferred Stock Shares.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 2

1.13       “Corporation” has the meaning given to such term in the introductory paragraph hereof.

1.14       “Creditor Shares” mean those shares of Common Stock as are issuable upon conversion of the outstanding shares of Series C Preferred Stock.

1.15       “Creditor Warrant Shares” means that number of shares of Common Stock as are issuable upon conversion of the Warrants.

1.16       “Distribution” means the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock), or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock (or securities convertible into Common Stock) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right or obligation of said repurchase, (ii) repurchases of Common Stock (or securities convertible into Common Stock) issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) other repurchases and redemptions allowed pursuant to the terms of this Designation, or (iv) any other repurchases or redemptions of capital stock of the Corporation approved by a Majority In Interest.

1.17       “Exchange Act” means the Securities Exchange Act of 1934, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

1.18       “Holder” means the person or entity in which the Series B Preferred Stock is registered on the books of the Corporation, which shall initially be the person or entity which such Series B Preferred Stock is issued to, and shall thereafter be permitted and legal assigns which the Corporation is notified of by the Holder and which the Holder has provided a valid legal opinion in connection therewith to the Corporation and to whom such Preferred Stock Shares are legally transferred.

1.19       “HotPlay Closing” means the ‘Closing Date’ as defined in the HotPlay Share Exchange Agreement.

1.20       “HotPlay Combination” means the acquisition of HotPlay by the Corporation pursuant to the HotPlay Share Exchange Agreement.

1.21       “HotPlay Share Exchange Agreement” means that certain Share Exchange Agreement dated November 12, 2020, by and between the Corporation, HotPlay and the stockholders of HotPlay, as amended, modified and restated from time to time.

1.22       “HotPlay Shareholder Approval” means (i) the approval by the shareholders of the Corporation, as required pursuant to applicable rules and regulations of NASDAQ, of (a) the transactions contemplated by the HotPlay Share Exchange Agreement; and (b) the issuance of shares of Common Stock pursuant to the HotPlay Share Exchange Agreement; and (ii) such other terms and conditions of the HotPlay Share Exchange Agreement as may be required to be approved by the shareholders pursuant to the rules and regulations of NASDAQ or the SEC.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 3

1.23       “HotPlay” means HotPlay Enterprise Limited, a British Virgin Islands company.

1.24       “Junior Securities” means each class of capital stock or series of preferred stock of the Corporation other than the Common Stock and Series B Preferred Stock in existence on or established after the Original Issue Date, which is junior to the Series B Preferred Stock in connection with distributions upon liquidation.

1.25       “Liquidation Preference” means $0.9272121 per share.

1.26       “Majority In Interest” means Holders holding a majority of the then aggregate shares of Series B Preferred Stock issued and outstanding.

1.27       “NASDAQ” means The NASDAQ Capital Market.

1.28       “Original Issue Date” means the Closing Date.

1.29       “Original Issue Price” means the Liquidation Preference.

1.30       “Outstanding Series B Preferred Stock Shares” means the total number of shares of Series B Preferred Stock issued on the Original Issue Date.

1.31       “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity or group.

1.32       “Post-Closing Capitalization of Monaker” means the outstanding shares of Common Stock following the HotPlay Closing (and the issuance of shares of Common Stock in connection therewith), which is calculated by dividing (a) the total number of shares of Common Stock outstanding immediately prior to the HotPlay Closing, by (b) 17.45%, rounded up to the nearest whole share.

1.33       “Preferred Stock Certificates” means the stock certificate(s) issued by the Corporation representing the applicable Series B Preferred Stock shares.

1.34       “Principal Market” means initially NASDAQ, and shall also include the NYSE American, New York Stock Exchange, the NASDAQ National Market, the OTCQB Market, the OTCQX Market, or the OTC Pink Market, whichever is at the time the principal trading exchange or market for the Common Stock, based upon share volume.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 4

1.35       “Recapitalization” means any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event described in Sections 5.1 through 5.3.

1.36       “Restricted Shares” means shares of the Corporation’s Common Stock which are restricted from being transferred by the Holder thereof unless the transfer is effected in compliance with the Securities Act and applicable state securities laws (including investment suitability standards, which shares shall bear the following restrictive legend (or one substantially similar)): “The securities represented by this certificate have not been registered under the Securities Act of 1933 or any state securities act. The securities have been acquired for investment and may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act of 1933 and any applicable state securities act, or (ii) the corporation shall have been furnished with an opinion of counsel, satisfactory to counsel for the corporation, that registration is not required under any such acts.”

1.37       “SEC” means the Securities and Exchange Commission.

1.38       “Securities Act” means the Securities Act of 1933, as amended (and any successor thereto) and the rules and regulations promulgated thereunder.

1.39       “Senior Securities” means the Corporation’s capital leases as may be in place from time to time; and any other senior debt, equity or other security holders of the Corporation, including certain banks and/or institutions, which hold security interests over the Corporation’s assets as of the Closing Date, or which the Corporation may agree in the future to provide priority security interests to, priority right in liquidation, or priority voting rights to, which shall not require notice to, or the approval and/or consent of the Holders.

1.40       “Series C Preferred Stock” means the Series C Convertible Preferred Stock of the Company, as amended from time to time.

1.41       “Share Exchange Agreement” means that certain Amended and Restated Share Exchange Agreement dated November 12, 2020, by and between the Corporation, the Axion Stockholders and the Axion Creditors, as amended, modified and restated from time to time.

1.42       “Shareholder Approval” means (i) the approval by the shareholders of the Corporation, as required pursuant to applicable rules and regulations of NASDAQ, of (a) the transactions contemplated by the Share Exchange Agreement; and (b) the issuance of shares of Common Stock upon the Conversion of the Series B Preferred Stock and Series C Preferred Stock as provided herein and upon exercise of the Warrants; and (ii) such other terms and conditions hereof or the Share Exchange Agreement as may be required to be approved by the shareholders pursuant to the rules and regulations of NASDAQ or the SEC.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 5

1.43       “Transfer Agent” means initially, the Corporation, which will be serving as its own transfer agent for the Series B Preferred Stock, but at the option of the Corporation from time to time, may also mean any successor transfer agent which the Corporation may use for its Series B Preferred Stock, including, but not limited to American Stock Transfer & Trust Company, LLC.

1.44       “Warrants” means those certain Common Stock Purchase Warrants to purchase shares of Common Stock of the Corporation which have been granted by the Corporation to Cern One in connection with the Closing of the Share Exchange Agreement.

2.           Dividends.

2.1       Dividends in General. The Series B Preferred Stock shall not accrue any dividends.

2.2       Other Distributions. Subject to the terms of this Certificate of Designation, and to the fullest extent permitted by the NRS, the Corporation shall be expressly permitted to redeem, repurchase or make distributions on the shares of its capital stock in all circumstances other than where doing so would cause the Corporation to be unable to pay its debts as they become due in the usual course of business.

3.           Liquidation Rights.

3.1       Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (each a “Liquidation Event”), the holders of Series B Preferred Stock shall be entitled to receive prior to the holders of the Corporation’s Junior Securities, and pro rata with the holders of the Corporation’s Common Stock and Series C Preferred Stock, but not prior to any holders of the Corporation’s Senior Securities, which holders of the Senior Securities shall have priority to the Distribution of any assets of the Corporation, an amount per share for each share of Series B Preferred Stock held by them equal to the Liquidation Preference. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series B Preferred Stock, Series C Preferred Stock and Common Stock (i.e., after payment of the Corporation’s liabilities and payment to any holders of the Corporation’s Senior Securities) are insufficient to permit the payment to such holders of the full amounts specified in this Section then the entire assets of the Corporation legally available for distribution shall be distributed pro rata among the holders of the Series B Preferred Stock, Series C Preferred Stock and Common Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section and Applicable Law.

3.2       Remaining Assets. After the payment to the holders of the Series B Preferred Stock, Series C Preferred Stock and Common Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Junior Securities in proportion to the number of shares of Junior Securities held by them.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 6

3.3       Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors. In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4.            Conversion.

4.1         Conversion. On the Approval Date, each share of Series B Preferred Stock, shall automatically and without any required action by any Holder, be converted into that number of fully-paid, non-assessable shares of Common Stock as determined by multiplying the Series B Preferred Stock shares held by such Holder, by the Conversion Rate (a “Conversion”), with such shares of Common Stock issuable upon conversion of such Series B Preferred Stock on the Approval Date rounded up to the nearest whole share of Common Stock on a per Holder basis (such shares of Common Stock issuable upon a Conversion, the “Shares”).

(a)       Following the Conversion, the Corporation shall promptly issue to each Holder all Shares of Common Stock which such Holder is due in connection with the Conversion (and promptly deliver such Shares to the address of Holder which the Corporation then has on record (a “Delivery”)). The Shares issuable in connection with a Conversion shall be fully-paid, non-assessable shares of Common Stock. Unless the Shares are covered by a valid and effective registration under the Securities Act or the Holder provides a valid opinion from an attorney stating that such Shares can be issued free of restrictive legend, which shall be determined by the Corporation in its sole discretion, prior to the issuance date of such Shares, such Shares shall be issued as Restricted Shares.

(b)       The issuance and Delivery by the Corporation of the Shares shall fully discharge the Corporation from any and all further obligations under or in connection with the Series B Preferred Stock and shall automatically, and without any required action by the Corporation or the Holder, result in the cancellation, termination and invalidation of any outstanding Series B Preferred Stock and Preferred Stock Certificates held by a Holder or his, her or its assigns.

(c)       Without limiting the obligation of each Holder set forth herein (including in the subsequent clause (d)), the Corporation and/or the Corporation’s Transfer Agent shall be authorized to take whatever action necessary, if any, following the issuance and Delivery of the Shares to reflect the cancellation of the Series B Preferred Stock subject to the Conversion, which shall not require the approval and/or consent of any Holder (a “Cancellation”).

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 7

(d)       Notwithstanding the above, each Holder, by accepting such Preferred Stock Certificates (or such Series B Preferred Stock shares in book-entry form) hereby covenants that it will, whenever and as reasonably requested by the Corporation and the Transfer Agent, at the Corporation’s sole cost and expense, do, execute, acknowledge and deliver any and all such other and further acts, deeds, assignments, transfers, conveyances, confirmations, powers of attorney and any instruments of further assurance, approvals and consents as the Corporation or the Transfer Agent may reasonably require in order to complete, insure and perfect the Cancellation, if such may be reasonably required by the Corporation and/or the Corporation’s Transfer Agent, including, but not limited to the delivery to the Corporation of all Preferred Stock Certificates and stock powers with medallion signature guaranty in connection with the Cancellation.

(e)       In the event that the Delivery of any Shares is unsuccessful and/or any Holder fails to accept such Shares, such Shares shall be held by the Corporation and/or the Transfer Agent in trust (without accruing interest) and shall be released to such Holder upon reasonable evidence to the Corporation or the Transfer Agent that such Holder is the legal owner of such Shares, provided that the Holder’s failure to accept such Shares and/or the Corporation’s inability to Deliver such shares shall in no event effect the validity of the Cancellation.

4.2       Fractional Shares. If any Conversion of Series B Preferred Stock would result in the issuance of a fractional share of Common Stock (aggregating all shares of Series B Preferred Stock being converted pursuant to the Conversion), such fractional share shall be rounded up to the nearest whole share of Common Stock.

4.3       Taxes. The Corporation shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon Conversion in a name other than that in which the shares of the Series B Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid. The Corporation shall withhold from any payment due whatsoever in connection with the Series B Preferred Stock any and all required withholdings and/or taxes the Corporation, in its sole discretion deems reasonable or necessary, absent an opinion from Holder’s accountant or legal counsel, acceptable to the Corporation in its sole determination, that such withholdings and/or taxes are not required to be withheld by the Corporation.

4.4       No Charge or Payment. The issuance of certificates for shares of Common Stock upon Conversion of the Series B Preferred Stock pursuant to Section 4 shall be made without payment of additional consideration by, or other charge, cost or tax to, the Holder in respect thereof.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 8

4.5       No Impairment. The Corporation will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of any securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion rights of the Holders of Series B Preferred Stock against impairment. Subject to the above noted limitation, nothing in this Section 4.6 shall prohibit the Corporation from amending its Articles of Incorporation, as amended, subject to any restrictions set forth herein, with the requisite consent of its shareholders and the Board of Directors.

4.6       Cap on Shares of Common Stock. Notwithstanding anything herein to the contrary, the maximum number of shares of Common Stock to be issued in connection with the Conversion of all of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock shares (and upon conversion or exercise of any other securities required to be aggregated with the Series B Preferred Stock and Series C Preferred Stock shares pursuant to the applicable rules and requirements of NASDAQ), or otherwise as provided herein, shall not exceed such number of shares of Common Stock that would violate applicable listing rules of NASDAQ in the event the Corporation’s shareholders do not approve the issuance of the Common Stock issuable in connection with a Conversion (and upon conversion or exercise of any other securities required to be aggregated with the Series B Preferred Stock and Series C Preferred Stock pursuant to the applicable rules and requirements of NASDAQ), or otherwise as provided herein (the “Share Cap”). In the event the number of shares of Common Stock to be issued hereunder (and upon conversion or exercise of any other securities required to be aggregated with the Series B Preferred Stock and Series C Preferred Stock pursuant to the applicable rules and requirements of NASDAQ) in connection with a Conversion or otherwise, exceeds the Share Cap, then such shares of Series B Preferred Stock which if converted would result in the Corporation exceeding the Share Cap shall remain outstanding and not be subject to a Conversion, provided that the remaining shares shall be subject to Conversion as provided for herein.

5.            Adjustments For Recapitalizations.

5.1       Equitable Adjustments For Recapitalizations. The (a) Liquidation Preference (the “Preferred Stock Adjustable Provisions”); (b) the Conversion Rate (the “Common Stock Adjustable Provisions”), and (c) any and all other terms, conditions, amounts and provisions of this Designation which (i) pursuant to the terms of this Designation provide for equitable adjustment in the event of a Recapitalization; or (ii) the Board of Directors of the Corporation determine in their reasonable good faith judgment is required to be equitably adjusted in connection with any Recapitalizations (collectively Sections (c)(i) and (ii), the “Other Equitable Adjustable Provisions”), shall each be subject to equitable adjustment as provided in Sections 5.2 through 5.4, below, as determined by the Board of Directors in their sole and reasonable discretion.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 9

5.2       Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, without a corresponding subdivision of the Series B Preferred Stock, the applicable Common Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately and equitably adjusted. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, without a corresponding combination of the Series B Preferred Stock, the Common Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately and equitably adjusted.

5.3       Adjustments for Subdivisions or Combinations of Series B Preferred Stock. In the event the outstanding shares of Series B Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series B Preferred Stock, the applicable Preferred Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately and equitably adjusted. In the event the outstanding shares of Series B Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series B Preferred Stock, the applicable Preferred Stock Adjustable Provisions and the Other Equitable Adjustable Provisions (if any) in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately and equitably adjusted; provided, however, that the result of any concurrent adjustment in the Common Stock (as provided under Section 5.2) and the Series B Preferred Stock (as provided under Section 5.3) shall only be to affect the equitable adjustable provisions hereof once.

5.4       Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above, if the Common Stock issuable upon Conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of such Series B Preferred Stock shall have the right thereafter to convert such shares of Series B Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon Conversion of such Series B Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

5.5       Other Adjustments. Subject to the prior written consent of a Majority In Interest, the Board of Directors of the Corporation may adjust equitably, and shall have the right to adjust equitably, any or all of the Preferred Stock Adjustable Provisions, Common Stock Adjustable Provisions or Other Equitable Adjustable Provisions from time to time, if the Board of Directors of the Corporation determine in their reasonable good faith judgment that such values and/or provisions are required to be equitably adjusted in connection with any Corporation action.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 10

5.6       Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series B Preferred Stock.

6.            Voting.

6.1       Class Voting. Except as otherwise expressly provided in Section 7, subsection (iv) of the definition of Distribution, or as required by law, the Series B Preferred Stock shall not have any voting rights.

6.2       No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

7.            Protective Provisions.

7.1       General Protective Provisions. Subject to the rights of series of Preferred Stock which may from time to time come into existence (subject to the terms, conditions and approval requirements of the Holders (where applicable), set forth in this Designation), so long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (at a meeting duly called or by written consent, as provided by law) of the holders of a Majority In Interest:

(a)       Increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock;

(b)       Re-issue any shares of Series B Preferred Stock converted pursuant to the terms of this Designation;

(c)       Effect an exchange, reclassification, or cancellation of all or a part of the Series B Preferred Stock;

(d)       Effect an exchange, or create a right of exchange, of all or part of the shares of another class of shares into shares of Series B Preferred Stock;

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 11

(e)       Issue any shares of Series B Preferred Stock other than pursuant to the Share Exchange Agreement;

(f)       Alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares of such series; or

(g)       Amend or waive any provision of the Corporation’s Articles of Incorporation or Bylaws relative to the Series B Preferred Stock so as to affect adversely the shares of Series B Preferred Stock in any material respect as compared to holders of other series of shares.

8.       Redemption Rights. The Series B Preferred Stock shall not have any redemption rights.

9.       Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile or email transmission, and shall be effective, unless otherwise provided herein, three days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission or email, in each case addressed to a party. The addresses for such communications are (i) if to the Corporation to, William Kerby, Chief Executive Officer, 2893 Executive Park Drive, Suite 201, Weston, FL 33331, Email: William Kerby, bkerby@monakergroup.com, or such other address as the Corporation shall notify the Holders of at least ten (10) Business Days prior to the effective date of such change in record address, and (ii) if to any Holder to the address set forth in the records of the Corporation or its Transfer Agent, as applicable, or such other address as may be designated in writing hereafter, in the same manner, by such person.

10.       No Preemptive Rights. No Holder shall have the right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

11.       Reports. The Corporation shall mail to all holders of Series B Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock which materials may, at the option of the Corporation, be provided to such Holders via email, which email will be deemed sufficient notice if it provides a link to the applicable Corporation filing on the Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 12

12.       Replacement Preferred Stock Certificates. In the event that any Holder notifies the Corporation that a Preferred Stock Certificate evidencing shares of Series B Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the Series B Preferred Stock identical in tenor and date (or if such certificate is being issued for shares not covered in a redemption or conversion, in the applicable tenor and date) to the original Preferred Stock Certificate evidencing the Series B Preferred Stock, provided that the Holder executes and delivers to the Corporation and/or its Transfer Agent, as applicable, an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation and its Transfer Agent to indemnify the Corporation from any loss incurred by it in connection with such Series B Preferred Stock certificate, and provides the Corporation and/or its Transfer Agent such other information, documents and if applicable, bonds and indemnities as the Corporation or its Transfer Agent customarily requires for reissuances of stock certificates (collectively the “Lost Certificate Materials”); provided, however, the Corporation shall not be obligated to re-issue replacement stock certificates if the Holder contemporaneously requests the Corporation to convert or redeem the full number of shares evidenced by such lost, stolen, destroyed or mutilated certificate.

13.       No Other Rights or Privileges. Except as specifically set forth herein, the Holders of the Series B Preferred Stock shall have no other rights, privileges or preferences with respect to the Series B Preferred Stock.

14.       Construction. When used in this Designation, unless a contrary intention appears: (i) a term has the meaning assigned to it; (ii) “or” is not exclusive; (iii) “including” means including without limitation; (iv) words in the singular include the plural and words in the plural include the singular, and words importing the masculine gender include the feminine and neuter genders; (v) any agreement, instrument or statute defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument or statute as from time to time amended, modified or supplemented and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; (vi) the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Designation shall refer to this Designation as a whole and not to any particular provision hereof; (vii) references contained herein to Article, Section, Schedule and Exhibit, as applicable, are references to Articles, Sections, Schedules and Exhibits in this Designation unless otherwise specified; (viii) references to “dollars”, “Dollars” or “$” in this Designation means United States dollars; (ix) reference to a particular statute, regulation or law means such statute, regulation or law as amended or otherwise modified from time to time; (x) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (xi) unless otherwise stated in this Designation, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”; (xii) references to “days” means calendar days; and (xiii) the paragraph and section headings contained in this Designation are for convenience only, and shall in no manner affect the interpretation of any of the provisions of this Designation.

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 13

15.          Miscellaneous.

15.1       Cancellation of Series B Preferred Stock. If any shares of Series B Preferred Stock are redeemed pursuant to the terms of this Designation, the shares so redeemed shall be canceled and shall return to the status of designated, but unissued Series B Preferred Stock, subject to the terms of this Designation.

15.2       Further Assurances. Each Holder hereby covenants that, in consideration for receiving shares of Series B Preferred Stock, that he, she or it will, whenever and as reasonably requested by the Corporation, do, execute, acknowledge and deliver any and all such other and further acts, deeds, confirmations, agreements and documents as the Corporation or its Transfer Agent may reasonably require in order to complete, insure and perfect any of the terms, conditions or provisions of this Designation.

15.3       Technical, Corrective, Administrative or Similar Changes. The Corporation may, by any means authorized by law and without any vote of the Holders of shares of the Series B Preferred Stock, make technical, corrective, administrative or similar changes in this Designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the Holders of shares of the Series B Preferred Stock.

15.4       Waiver/Amendment. Notwithstanding any provision in this Designation to the contrary, any provision contained herein and any right of the holders of Series B Preferred Stock granted hereunder may be waived and/or amended as to all shares of Series B Preferred Stock (and the Holders thereof) upon the written consent of a Majority In Interest, unless a higher percentage is required by Applicable Law, in which case the written consent of the Holders of not less than such higher percentage of shares of Series B Preferred Stock shall be required.

15.5       Interpretation. Whenever possible, each provision of this Designation shall be interpreted in a manner as to be effective and valid under Applicable Law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under Applicable Law.

NOW THEREFORE BE IT RESOLVED, that the Designation is hereby approved, affirmed, confirmed, and ratified; and it is further

RESOLVED, that each officer of the Corporation be and hereby is authorized, empowered and directed to execute and deliver, in the name of and on behalf of the Corporation, any and all documents, and to perform any and all acts necessary to reflect the Board of Directors approval and ratification of the resolutions set forth above; and it is further

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 14

RESOLVED, that in addition to and without limiting the foregoing, each officer of the Corporation and the Corporation’s attorney be and hereby is authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Corporation, all such instruments and documents as he may deem appropriate in order to effect the purpose or intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be) and all action heretofore taken by such officer in connection with the subject of the foregoing recitals and resolutions be, and it hereby is approved, ratified and confirmed in all respects as the act and deed of the Corporation; and it is further

RESOLVED, that this Designation may be executed in several counterparts, each of which is an original; that it shall not be necessary in making proof of this Designation or any counterpart hereof to produce or account for any of the other.

[Remainder of page left intentionally blank. Signature page follows.]

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 15

IN WITNESS WHEREOF, the Corporation has unanimously approved and caused this “Certificate of Designation of Monaker Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series B Convertible Preferred Stock” to be duly executed and approved this 12th day of November.

MONAKER GROUP, INC.

/s/ William Kerby
William Kerby
Chief Executive Officer

Monaker Group, Inc.: Certificate of Designation of Series B Convertible Preferred Stock	Page 16